HANA MAKGEOLLI, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

HANA MAKGEOLLI, LLC

CONTENTS

Financial Statements

Balance Sheets 1-2
Statements of Operations 3
Statements of Changes in Members' Equity...4
Statements of Cash Flows 5-6

Notes to Financial Statements.. 7-15

Supplementary Schedules

Schedules of Cost of Sales...16
Schedules of Selling, General and Administrative Expenses 17

HANA MAKEGEOLLI LLC

BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

	2021	2020
Assets		
Current Assets		
Cash	$ 353,555	$ 13,466
Accounts receivable	272	3,214
Inventories	16,706	4,546
Other current assets	765	--
Total Current Assets	371,298	21,226
Property and Equipment, Net	364,856	332,864
Other Asset		
Security deposits	13,800	13,800
Total Assets	$ 749,954	$ 367,890

No assurance is provided on these financial statements.

HANA MAKGEOLLI, LLC

BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

	2021	2020
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 84,112	$ 37,900
Current maturities of long-term debt	8,703	--
Total Current Liabilities	92,815	37,900
Other Liabilities		
Long-term debt, net of current maturities	158,803	160,206
Total Liabilities	251,618	198,106
Commitments and Contingencies		
Members' Equity	498,336	169,784
Total Liabilities and Members' Equity	$ 749,954	$ 367,890

No assurance is provided on these financial statements.

HANA MAKGEOLLI, LLC

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Sales	$ 361,193	$ 35,423
Less excise taxes	(3,086)	(100)
Net Sales	358,107	35,323
Cost of Sales	69,148	16,927
Gross Profit	288,959	18,396
Operating Expenses		
Selling, general and administrative	410,474	153,757
Depreciation and amortization	57,964	37,877
Total Operating Expenses	468,438	191,634
Loss from Operations	(179,479)	(173,238)
Other Income (Expense)		
Interest expense	(14,132)	(9,203)
Interest income	9	3
Gain on forgiveness of Paycheck Protection Program loan	2,697	--
Restaurant Revitalization Fund grant	114,236	--
Other income	--	1,000
Total Other Income (Expense)	102,810	(8,200)
Net Loss	$ (76,669)	$ (181,438)

No assurance is provided on these financial statements.

HANA MAKGEOLI, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

Balance - January 1, 2020	$	166,772
Net loss		(181,438)
Contributions		65,000
Conversion of debt to equity		119,450
Balance - December 31, 2020		169,784
Net loss		(76,669)
Contributions		405,221
Balance - December 31, 2021	$	498,336

No assurance is provided on these financial statements.

HANA MAKEGEOLLI LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows from Operating Activities		
Net loss	$ (76,669)	$ (181,438)
Adjustments to reconcile net loss to net cash used in operating activities:		
Gain on forgiveness of Payroll Protection Program loan	(2,697)	--
Depreciation and amortization	58,892	38,805
Changes in operating assets and liabilities:		
Accrued interest expense	1,689	3,633
Accounts receivable	2,942	(3,214)
Inventories	(12,160)	(4,546)
Other current assets	(765)	151
Accounts payable	46,212	37,900
Total Adjustments	94,113	72,729
Cash Flows Provided by (Used in) Operating Activities	17,444	(108,709)
Cash Flows from Investing Activities		
Deposits on property and equipment	--	261,438
Purchase of property and equipment	(89,956)	(370,741)
Net Cash Used in Investing Activities	(89,956)	(109,303)
Cash Flows from Financing Activities		
Proceeds from Paycheck Protection Program loan	2,697	--
Proceeds from long-term debt	4,683	52,819
Member contributions	405,221	65,000
Net Cash Provided by Financing Activities	$ 412,601	$ 117,819

No assurance is provided on these financial statements.

HANA MAKEGEOLLI LLC

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Net Increase (Decrease) in Cash	$ 340,089	$ (100,193)
Cash - Beginning	13,466	113,659
Cash - Ending	$ 353,555	$ 13,466
Supplemental Disclosures of Cash Flow Information		
Cash paid during the years for:		
Interest	$ 11,515	$ 4,642
Non-cash financing activities:		
Conversion of convertible debt to equity	$ --	$ 110,000

No assurance is provided on these financial statements.

HANA MAKGEOLLI, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Hana Makgeolli, LLC (the "Company") is a New York Limited Liability Company formed on November 15, 2017. The Company engages in the production, marketing and sale of artisanal Korean rice wine. The Company derives its revenues from the retail sale of Korean rice wine from the Company's tasting room in Brooklyn, NY and wholesale to local liquor stores in Brooklyn and the metro New York region, as well as direct-to-consumer sales to various states outside of New York through the Company's website.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reflects management's best estimate of probable losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience and other available evidence. Accounts receivable and the related allowance account are charged off when accounts receivable are deemed uncollectible. At December 31, 2021 and 2020, an allowance for doubtful accounts was not provided since in the opinion of management, all accounts are deemed collectible.

CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially subject the Company to significant concentrations of credit or market risk consist primarily of cash and accounts receivable.

The Company places its cash deposits with financial institutions that at times may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

No assurance is provided on these financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT AND MARKET RISK (CONTINUED)

The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk.

The Company sells primarily to individuals and local liquor stores. Receivables arising from these sales are not collateralized; however, credit risk is minimized as a result of the large and diverse nature of the Company's customer base. No individual customers represented more than 10% of the Company's revenues for the years ended December 31, 2021 and 2020.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continued to spread throughout the United States and the World. The Company monitored the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, and its impact on operations, financial position, cash flows, inventory, supply chains, and customer payments, in addition to the impact of on its employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

INVENTORIES

Inventories consist of raw materials, makgeolli in process, retail inventory and finished goods and are stated at the lower of cost (first-in, first-out) or net realizable value. The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct costs and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, among others.

No assurance is provided on these financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation of fixed assets is computed principally using the straight-line method over the lesser of the estimated useful lives or the lease terms of the related asset. Major improvements are capitalized, while replacements and maintenance and repairs that do not extend the lives of the assets, are charged directly to expense as incurred. Upon the disposition of property and equipment, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized as a component of income or loss.

VALUATION OF LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These circumstances include, but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset.

The Company measures the carrying amount of the asset against its estimated undiscounted future cash flows. If the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated, an impairment loss is recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. For the years ended December 31, 2021 and 2020, there was no impairment of the Company's long-lived assets.

DEFERRED LOAN COSTS

The Company follows the requirements of ASU 2015-03, *Simplifying the Presentation of Debt Issuance Costs*, to present debt issuance costs as a reduction of the carrying amount of the debt rather than as an asset. Amortization of the debt issuance costs of $928 is reported as interest expense in the income statement and was previously presented as amortization expense.

No assurance is provided on these financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

The Company has adopted Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers* (ASC 606) with a date of initial application of January 1, 2020.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration, which the entity expects to receive in exchange for those goods, or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contracts(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfied a performance obligation.

The Company only continues with the five-step model to contracts when it is probably that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Net sales include product sales, less discounts and excise and sales taxes. The Company recognizes rice wine revenue at a point in time when the customer can benefit from the product.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

The Company elects to present and account shipping and handling activities in sales as fulfillment costs rather than separate performance obligations.

Revenues generated from the Company's tasting room are recognized upon the sale of the products to customers at a point in time and are included in sales on the accompanying statements of operations.

All revenue is earned at a point in time.

EXCISE TAXES

The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department (the "TTB") regulations, which includes making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB. Individual states also impose excise taxes on alcohol beverages in varying amounts. The Company calculates its excise tax expense based upon units shipped and on its understanding of the applicable excise tax laws. Excise taxes are recorded as a reduction of sales in the accompanying statements of operations.

COST OF SALES

The Company includes the costs of the inventory sold during the year including labor and other overhead costs.

ADVERTISING AND PROMOTION EXPENSES

Advertising and promotion costs are expensed as incurred and are included in selling, general and administrative expenses in the accompanying statements of operations.

SHIPPING COSTS

Freight billed to customers is included in sales revenue and costs incurred to ship the Company's product are included in costs of sales in the accompanying statements of operations. Shipping costs were not significant for the years ended December 31, 2021 and 2020.

No assurance is provided on these financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is a limited liability company treated as a partnership for income tax purposes and accordingly is not subject to income taxes in any jurisdiction. The members of the partnership are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for Federal and State income taxes has been included in the accompanying financial statements. However, where applicable, the provision includes income taxes for the city of New York.

Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

RECENT ACCOUNTING PRONOUNCEMENTS

In February of 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The updated guidance requires lessees to recognize a right-of-use asset and corresponding liability on the balance sheet for all leases, except for leases covering a period of fewer than 12 months. The liability is to be measured as the present value of the future minimum lease payments taking into account renewal options if applicable plus initial incremental direct costs such as commissions. The minimum payments are discounted using the rate implicit in the lease or, if not known, the lessee's incremental borrowing rate. The guidance will be effective for the Company for its annual reporting period beginning January 1, 2022. The Company is currently evaluating the effect that adopting this new accounting guidance will have on its financial statements.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events to determine events or transaction occurring subsequent to the period which would require potential adjustment or disclosure in the financial statements.

No assurance is provided on these financial statements.

HANA MAKGEOLLI, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2021 and 2020:

	2021	2020	Estimated Useful Lives
Leasehold improvements	$303,712	$253,638	Lease term
Machinery and equipment	156,985	117,103	5 years
	460,697	370,741	
Less: Accumulated depreciation and amortization	95,841	37,877	
Property and Equipment, Net	$364,856	$332,864	

Depreciation and amortization of property and equipment totaled $57,964 and $37,877 for the years ended December 31, 2021 and 2020, respectively.

NOTE 4 - LONG-TERM DEBT

Long-term debt at December 31, 2021 and 2020 consists of the following:

	2021	2020
Loan payable with Empire State Certified Development Corporation – through March 2022, the Company is required to make interest only payments with interest at 7% per annum. Starting in April 2022, monthly installments of $1,866 including interest at 7% per annum are due through March 2030. The loan payable is collateralized by the substantially all of the assets of the Company and is guaranteed by the Company and two of its members.	$140,000	$135,317
Promissory note payable with an individual, which accrues interest at 5% per annum, and is due and payable in January 2024.	34,700	33,011
Total Long-Term Debt	174,700	168,328
Less: Unamortized debt issuance costs	7,194	8,122
Total Long-Term Debt, Less Unamortized Debt Issuance Costs	167,506	160,206
Less: current maturities	8,703	--
Total Long-Term Debt, Net, Less Current Maturities	$158,803	$160,206

No assurance is provided on these financial statements.

13

NOTE 4 - LONG-TERM DEBT (CONTINUED)

Maturities of long-term debt at December 31, 2021 are as follows:

For the Year Ending December 31,	Long-Term Debt	Unamortized debt issuance costs
2022	8,703	928
2023	13,850	928
2024	49,565	928
2025	15,955	928
2026	17,125	928
Thereafter	69,502	2,554
Total	$ 174,700	$7,194

U.S. SMALL BUSINESS ADMINISTRATION PAYCHECK PROTECTION PROGRAM LOAN

During March 2021, the Company entered into a loan with a bank in relation to the U.S. Small Business Administration (SBA) Paycheck Protection Program (PPP) totaling $2,697. In connection with the PPP loans, the Company may submit for forgiveness of certain allowable payroll and non-payroll costs as allowed under Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act of 2020 (the CARES Act). Any balance that is not forgiven would convert into a term loan that bears interest at one percent, with principal and interest payments due in equal installments through March 2022. In September 2021, the Company received loan forgiveness on the full principal balance and accrued interest. As a result, the Company has recognized a gain on debt forgiveness in the amount of $2,697 in the accompanying statement of operations for the year ended December 31, 2021.

NOTE 5 - CONVERTIBLE PROMISSORY NOTES

The total amount of the notes outstanding as of December 31, 2019 was $110,000. Under the terms of these Notes, interest accrued at an annual rate equal to six percent (6%) and was payable at the maturity date of December 15, 2023, unless otherwise converted as described herein. If a Qualified Financing occurs prior to the maturity date, the then outstanding principal of the Notes and all accrued and unpaid interest thereon will automatically convert, without any action on the part of the noteholder. The number of conversion interests to be issued upon such conversion shall be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interested on a Note to be converted on the date of conversion by the conversion price defined as the product of 85% and the price paid per share for interests as defined in the Notes. On April 10, 2020, the Notes and accrued interest converted into membership interests.

No assurance is provided on these financial statements.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

GOVERNMENT GRANTS AND PROGRAMS

During the year ended December 31, 2021 the Company was eligible to receive money under the Restaurant Revitalization Fund Program ("RRF") totaling approximately $114,236. The Company recognizes grant income over the period in which the entity recognizes the expenses for the related costs for which the grants intended to compensate.

OPERATING LEASES

The Company has a lease commitment under a non-cancelable operating lease expiring in April 2029, principally for facilities and storage. The Company pays property taxes, insurance and other expenses related to the leased facility. The lease contains escalating rent provisions.

Rent expense for the years ended December 31, 2021 and 2020 totaled $64,174 and $56,442, respectively

Minimum annual rental commitment under the non-cancelable operating lease at December 31, 2021, is as follows:

For the Years Ended December 31,	Amount
2022	59,874
2023	61,671
2024	63,528
2025	65,436
2026	67,392
Thereafter	158,919
Total	$476,820

HANA MAKEGEOLLI LLC

SCHEDULES OF COST AND SALES

DECEMBER 31, 2021 AND 2020

	2021	2020
Inventory – Beginning	$ 4,546	$ --
Direct labor	1,887	--
Purchases	72,886	16,806
Shipping supplies	6,535	4,667
Total Goods Available for Sale	85,854	21,473
Inventory – Ending	16,706	4,546
Total Cost of Sales	$ 69,148	$ 16,927

No assurance is provided on these financial statements.

HANA MAKEGEOLLI LLC

SCHEDULES OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

DECEMBER 31, 2021 AND 2020

	2021	2020
Selling, General and Administrative Expenses		
Guaranteed payments to member	$ 4,000	$ --
Salaries	139,654	5,861
Payroll taxes	14,439	748
Advertising	101	88
Bank charges	973	1,644
Contributions	1,000	--
Insurance	8,137	5,233
Professional fees	32,379	6,163
Office expense	8,245	3,666
Rent	64,174	56,442
Property taxes	17,910	8,416
Travel and entertainment	6,229	--
Permits and licenses	6,706	--
Repairs and maintenance	25,295	29,853
Supplies	62,354	30,063
Utilities	18,878	5,580
Total Selling, General and Administrative Expenses	$ 410,474	$ 153,757

No assurance is provided on these financial statements.